FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2021

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY HELD COMPANY WITH AUTHORIZED CAPITAL

CNPJ/ME No. 47.508.411/0001-56

NIRE 35.300.089.901

NOTICE TO THE MARKET

To

B3 S.A. – Brasil, Bolsa, Balcão

Mrs. Ana Lucia Pereira

Issuers Listing and Supervision Superintendence

c/c: Brazilian Securities and Exchange Comission (“CVM”)

Mr. Fernando Soares Vieira – Companies Relations Superintendent

Mr. Francisco José Bastos Santos – Market and Agents Relations Superintendent

Ref.: Official Letter No. 335/2021-SLS (“Official Letter”)

Dear Sirs,

We refer to the terms of the Official Letter in reference, which questioning, in view of the determination of the Official Letter, is transcribed below:

In view of the latest oscillations recorded with the securities issued by this company, the number of trades and the amount traded, as shown below, we ask to be informed, until 03/22/2021, if there is any fact of your knowledge that can justify them.

Ordinary Shares
Prices (R$ per share)
Data	Opening	Minimun	Maximum	Average	Last	Oscil. %	No.	Amount	Volume (R$)
08/03/2021	22,80	21,42	23,98	23,16	22,85	-0,26	25.045	8.474.400	196.235.351,00
09/03/2021	22,83	22,27	24,04	23,33	23,70	3,71	27.552	9.329.100	217.681.351,00
10/03/2021	23,91	19,93	24,99	24,45	24,83	4,76	29.553	11.651.500	284.909.020,00
11/03/2021	25,30	19,91	25,45	24,97	24,90	0,28	19.613	6.389.600	159.545.659,00
12/03/2021	24,82	22,22	25,05	24,89	24,90	0,00	14.797	3.359.900	83.631.502,00
15/03/2021	25,00	18,52	25,58	23,96	25,00	0,40	19.079	9.114.100	218.388.686,00
16/03/2021	25,10	24,38	25,33	24,86	24,69	-1,24	10.197	3.547.200	88.184.636,00
17/03/2021	24,69	24,63	24,96	24,83	24,90	0,85	20.152	6.073.900	150.807.592,00
18/03/2021	24,74	24,70	25,10	24,94	25,00	0,40	11.437	3.369.200	84.039.188,00
19/03/2021*	25,14	25,02	29,28	27,06	28,50	14,00	31.279	12.169.100	329.327.719,00

 *Updated to 4pm.

In response, the Company, after inquiring its management and controlling shareholder, informs that it is not aware of any relevant fact or act that justifies the latest fluctuations registered with the shares issued by the Company, the number of trades and the amount traded, as well as any fact that has not been properly disclosed to the market or is not of public knowledge that may have justified the movement of said shares in the aforementioned B3 auctions.

It should be noted that the shares issued by the Company have being suffering volatility, due to market adjustments in the quoting prices of the Company's shares, since the spin-off of Assai, whose shares started to be traded separately from the Company on March 1st, 2021.

São Paulo, March 22nd, 2021

Isabela Cadenassi

Investor Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: March 22, 2021	By: /s/ Christophe José Hidalgo
	Name:	Christophe José Hidalgo
	Title:	Interim Chief Executive Officer, Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.